                         SECURITIES EXCHANGE ACT OF 1934

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                             FIDELITY HOLDINGS, INC.
--------------------------------------------------------------------------------
           (Exact name of the registrant as specified in its charter)


         NEVADA                                                   11-3292094
--------------------------------------------------------------------------------
 (State or other jurisdiction of                              (I.R.S. Employer
  incorporation or organization)                             Identification No.)

80-02 KEW GARDENS ROAD, STE 5000 KEW GARDENS, NEW YORK              11415
--------------------------------------------------------------------------------
 (Address of principal executive offices)                         (Zip Code)

Issuer's telephone number,      718-520-6500
                          ------------------------------------------------------

Securities to be registered under Section 12(b) of the Act:

         Title of each class                  Name of each exchange on which
         to be so registered                  each class is to be registered

--------------------------------          --------------------------------------

--------------------------------          --------------------------------------

Securities to be registered under Section 12(g) of the Act:

                                  COMMON STOCK
--------------------------------------------------------------------------------
                                (Title of class)

--------------------------------------------------------------------------------
                                (Title of class)

                                TABLE OF CONTENTS

PART I

NO CHANGES SINCE PREVIOUS AMENDMENT NO. 1




PART II

NO CHANGES SINCE PREVIOUS AMENDMENT NO. 1


Financial Statements

See attached amended Financials

                    FIDELITY HOLDINGS, INC. AND SUBSIDIARIES
                    ----------------------------------------

                       CONSOLIDATED FINANCIAL STATEMENTS
                       ---------------------------------

                               DECEMBER 31, 1996
                               -----------------

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
Fidelity Holdings, Inc.

     We have audited the consolidated balance sheets of Fidelity Holdings, Inc. and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income (loss), stockholders equity, and cash flows for the periods then ended. These financial statements are the responsibility of the Company's management. Our reponsibility is to express an opinion on these financial statements based on our audits. We did not examine the financial statements of Major Fleet & Leasing Corp. and 786710 Ontario Limited, both wholly-owned subsidiaries, which statements reflect total assets of $4,299,354, as of December 31, 1996 and total revenue of $796,602. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Major Fleet & Leasing Corp. and 786710 Ontario Limited is based solely on the report of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audit and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fidelity Holdings, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the periods then ended in conformity with generally accepted accounting principles.


                                          /s/ PETER C. COSMAS CO., CPA'S
                                          ------------------------------
                                          PETER C. COSMAS CO., CPA'S

New York, New York
February 27, 1997

                    FIDELITY HOLDINGS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                             December 31,
                                                          1996        1995
                                                          ----        ----
Current Assets:
    Cash and cash equivalents                          $  574,486    $  39,063
    Net Investment in direct financing leases, current  1,390,598            -
    Notes receivable - officer shareholder                142,659            -
    Accounts receivable                                   179,837            -
    Inventories                                         1,494,020            -
    Other current assets                                   45,349       10,000
                                                       ----------    ----------
        Total current assets                            3,826,949       49,063
Net investment in direct financing leases,
   net of current portion                               1,059,287            -
Property and equipment                                  1,023,523            -
Excess of costs over net assets acquired                1,475,269            -
Other intangible assets                                 1,653,474      500,000
Other assets                                              278,362            -
                                                       ----------   -----------
         Total assets                                  $9,316,864   $  549,063
                                                       ==========   ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
     Accounts payable                                  $  419,052   $        -
     Accrued expenses                                     522,026        5,480
     Current maturities of long-term debt                 643,976       35,714
     Accrued income taxes                                   4,378            -
     Deferred revenue                                      67,409            -
     Due to affiliates                                  1,404,079            -
                                                       ----------   -----------
           Total current liabilities                    3,060,920       41,194
Long-term debt, less current maturities                   515,609      464,286
Income taxes                                              424,000            -
Other                                                      72,122            -
                                                       ----------   -----------
          Total liabilities                             4,072,651      505,480
Commitments
Stockholders' equity
      Preferred stock, .01 par value;
         2,000,000 shares authorized,
         250,000 shares issued and outstanding
         in 1996 and none in 1995                           2,500            -
      Common stock, .01 par value
          50,000,000 shares authorized,
          6,279,200 shares issued and
          outstanding in 1996 and
          5,000,000 in 1995                                62,792       50,000
Additional paid in capital                              4,509,108            -
Cumulative translation adjustment                             264            -
Retained earnings (deficit)                               669,549       (6,417)
                                                       ----------   -----------
            Total stockholders' equity                  5,244,213       43,583
                                                       ----------   -----------
            Total liabilities and
             stockholders' equity                      $9,316,864   $  549,063
                                                       ==========   ===========

The accompanying notes are an integral part of these consolidated financial statements.

                    FIDELITY HOLDINGS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS



                                           Year ended        November 7, 1995
                                           December 31,    (Inception date) to
                                              1996           December 31, 1995
                                              ----           -----------------
 Revenues:
      Computer products and
        telecommunications equipment      $   3,175,528        $        -
      Leasing income                            258,947                 -
                                          -------------        ----------
           Total revenues                     3,434,475                 -
                                          -------------        ----------
 Operating expenses:
      Cost of products sold                     965,792                 -
      Selling, general and
       administrative expenses
            Products                            935,529             2,042
            Leasing                             191,372                 -
      Amortization of intangible assets         178,104                 -
                                          -------------        ----------
                                              2,270,797             2,042
                                          -------------        ----------
 Operating income (loss)                      1,163,678            (2,042)

 Other income (expense)
      Interest expense                          (24,132)           (4,375)
      Interest income                             9,830                 -
      Loss on joint venture                     (32,410)                -
                                          -------------        ----------
 Income (loss) before provision
  for income taxes                            1,116,966            (6,417)

 Provision for income taxes                     441,000                 -
                                          -------------        ----------
 Net income (loss)                         $    675,966        $   (6,417)
                                          =============        ==========
 Earnings (loss)  per share
      Primary                              $       0.12        $    (0.02)
      Fully diluted                                0.12                 -

 Weighted average common and common
  equivalent shares outstanding:
       Primary                                5,522,862         5,000,000
       Fully diluted                          5,522,862         5,000,000


The accompanying notes are an integral part of these consolidated financial statements.
                                      F-3

                    FIDELITY HOLDINGS, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                     Preferred Stock         Common Stock      Additional    Retained     Cumulative       Total
                                     ---------------      --------------------   Paid-In     Earnings    Translation   Stockholders'
                                     Shares   Amount      Shares        Amount   Capital     (Deficit)    Adjustment      Equity
                                     ------   ------      ------        ------   -------     --------    -----------   -------------
Issuance of
     Common Stock                      --     $  --      5,000,000     $50,000  $      --     $   --        $ --          $50,000

Net Loss                                                                                        (6,417)                    (6,417)
                                   -------    ------    ---------      -------   ----------     --------       ----    ----------
                                       --        --           --          --           --       (6,417)       --           (6,417)
Balance
December 31, 1995                      --        --      5,000,000      50,000         --       (6,417)       --           43,583

Issuance of Common
Stock and exercise of
warrants net of
expenses                               --         --       990,000        9,900     979,000                               988,900

Issuance of Common
Stock as payment for
long-term debt                         --        --        160,000        1,600     398,400         --        --          400,000

Issuance of common
Stock for the acquisition of
 786710 Ontario Ltd.                   --        --        125,000        1,250     623,750         --        --          625,000

Issuance of Preferred
stock for the acquisition
of Major Fleet &
Leasing Corp.                      250,000     2,500         --           --      2,497,500         --        --        2,500,000

Net income                             --        --          --           --           --        675,966      --          675,966

Effect of stock compensation
charge                                 --        --         4,200           42       10,458         --        --           10,500

Translation
adjustment                             --        --          --           --           --           --         264            264
                                   -------    ------    ---------      -------   ----------     --------       ----    ----------
Balance December 31, 1996          250,000    $2,500    6,279,200      $62,792   $4,509,108     $669,549      $264     $5,244,213
                                   =======    ======    =========      =======   ==========     ========       ====    ==========







                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                    FIDELITY HOLDINGS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                         Year Ended         November 7, 1995
                                                         December 31,     (inception date) to
                                                            1996           December 31, 1995
                                                            ----           -----------------
Cash flows from operating activities:
       Net income (loss)                                $  675,967            $  (6,417)
Adjustments to reconcile net income (loss)
            to net cash (used in) provided by
            operating activities:
        Amortization of intangible assets                  178,104                    -
        Depreciation                                       123,329                    -
        Deferred income taxes                              424,000                    -
(Increase) decrease in assets:
         Net investment in direct financing leases      (1,612,675)                   -
         Notes receivable                                 (142,659)                   -
         Accounts receivable                               (20,229)                   -
         Inventories                                    (1,173,082)                   -
         Other assets                                      (31,304)             (10,000)
Increase (decrease) in liabilities:
          Accounts payable                                 108,079                    -
          Accrued expenses                                 416,282                5,480
          Accrued income taxes                               4,378                    -
          Deferred revenue                                   3,075                    -
          Due to affiliates                              1,184,177                    -
                                                        -----------          ----------
                Net Cash provided by
                 operating activities                      137,442              (10,937)
Cash flows from investing activities:                   -----------          ----------
           Additions to property and equipment              77,326                    -
           Acquisition of 786710 Ontario Limited,                                     -
              net of cash acquired                         738,636                    -
                                                        -----------          ----------
                 Net cash used in investing
                  activities                              (815,962)                   -
Cash flows from financing activities:                   -----------          ----------
           Proceeds from long-term debt                    400,000                    -
           Payments of long-term debt                     (170,321)                   -
           Proceeds from issuance of common
            stock and exercise of warrants
            net of expenses                                984,000               50,000
                                                        -----------          ----------
                    Net cash provided by
                     financing activities                1,213,679               50,000
                                                        -----------          ----------
Effect of exchange rates on cash                               264                    -
                                                        -----------          ----------
Net increase in cash and  cash equivalents                 535,423               39,063
Cash and cash equivalents, beginning of period              39,063                    -
                                                        -----------          ----------
Cash and cash equivalents, end of period                $  574,486            $  39,063
                                                        ===========          ==========
        Supplemental Disclosures Of Cash Flow Information:
           Cash paid during the period for:
                Interest                                $   24,132                    -
                Income taxes                            $        -                    -

The accompanying notes are an integral part of these consolidated financial statements.
                                       F-5

                    FIDELITY HOLDINGS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1) Summary of Significant Accounting Policies:
a) Nature of the Business:
Fidelity Holdings, Inc. ( The Company) was incorporated under the laws of the State of Nevada on November 7, 1995. The Company is structured as a holding Company that has two divisions, a Computer Telephone and Telecommunication Division and a Plastic and Utilities Division. The plastic and utilities division is considered to be in its development stage. In addition through its October 1, 1996 acquisition of Major Fleet & Leasing Corp. The Company is in the business of leasing automobiles, trucks and telephone equipment under direct financing and operating leases.


b) Principles of Consolidation:
The accompanying consolidated financial statements include the accounts of Fidelity Holdings, Inc. and its wholly owned subsidiaries. All significant intercompany accounts, transactions and profits have been eliminated.

c) Earnings per Share:
Earnings (loss) per share are based on the weighted average common and common equivalent shares, outstanding each year. Common equivalent shares consist of shares issuable upon the exercise of stock options and warrants, except where anti-dilutive.

d) Cash Equivalents:
Cash equivalents consist of highly liquid investments, principally money market accounts, with a maturity of three months or less at the time of purchase. Cash equivalents are stated at cost which approximate market value.

e) Inventories:
Inventories are stated at the lower of cost (first-in, first-out) or market. Automobiles and trucks held for sale or lease are valued at the lower of cost (specific identification) or market.

f) Property and Equipment:
Property and equipment are recorded at cost. Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the assets, ranging from three to ten years. Depreciation of leased equipment is calculated on the cost of the equipment, less an estimated residual value, on the straight-line method over the term of the lease. Maintenance and repairs are charged to operations as incurred. When property and equipment are sold or otherwise disposed of, the asset cost and accumulated depreciation are removed from the accounts, and the resulting gain or loss, if any is included in the results of operations.

g) Revenue Recognition:
The Company recognizes revenue from the sale of telecommunications and computer products at the date of product shipment. Any additional costs related to the product sold are provided for at the time of the sale. The Company records income from direct financing leases based on a constant periodic rate of return on the net investment in the lease. Income earned from operating lease agreements is recorded evenly over the term of the lease.

h) Foreign Currency Translation:
The Company translates the assets and liabilities of its foreign subsidiaries at the exchange rates in effect at year end. Revenues and expenses are translated using exchange rates in effect during the year. Gains and losses from foreign currency translation are credited or charged to cumulative translation adjustment included in stockholders' equity in the accompanying consolidated balance sheets.

i) Use of Estimates In Preparation of Financial Statements:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting periods. Operating results in the future could vary from the amounts derived from management's estimates and assumptions.

j) Excess of Costs over Net Assets Acquired:
The excess of cost over fair value of net assets of businesses acquired is amortized on a straight-line basis from five to fifteen years. Amortization recorded in 1996 was $107,593.

k) Impairment of Long-Lived Assets
Effective January 1, 1996, the company adopted Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of. SFAS No. 121 requires the Company to review the recoverability of the carrying amount of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable.

In the event that facts and circumstances indicate that the carrying amount of long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the assets' carrying amount to determine if a write-down to fair value is required. Fair value may be determined by reference to discounted future cash flows over the remaining useful life of the related asset. Such adoption did not have a material effect on the Company's consolidated financial position or results of operations.

l) Fair Value Disclosures
The carrying amounts reported in the Consolidated Balance Sheets for cash and cash equivalents, notes and accounts receivable, accounts payable, accrued expenses, and due to affiliates approximate fair value because of the immediate or short-term maturity of these financial instruments.

The fair value of long-term debt, including the current portion, is estimated based on current rates offered to the Company for debt of the same remaining maturities.

m) Stock Options
The Company accounts for its stock options in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted the disclosure requirements of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. Had the Company determined Compensation Cost based on fair value at the grant date for stock options under SFAS No. 123 the effect would have been immaterial.

2) Accounts Receivable:
The Company evaluates its accounts receivable on a customer by customer basis and has determined that no allowance for doubtful accounts is necessary at December 31, 1996.

3) Notes receivable - officer shareholder:
Note in the principal amount of $140,000 plus accrued interest of $2,659. Interest rate is 5 7/8 % per annum.

4) Net investment in Direct Financing Leases:
Components of the net investment in direct financing leases are as follows:

                                                                  December 31,
                                                                  ------------
                                                           1996                1995
                                                           ----                ----
    Total minimum  lease payments to be received         $2,705,711         $   -0-
    Estimated residual value of leased property             200,315             -0-
    Unearned income                                        (456,141)            -0-
                                                        ------------          -------
       Net investment                                    $2,449,885         $   -0-
                                                        ------------          -------

Future minimum lease payments receivable at December 31, 1996 is as follows:

                  Year Ending
                  December 31,            Amount
                  ------------            ------
                     1997               $1,512,465
                     1998                1,108,499
                     1999                   77,493
                     2000                    7,254
                                        ----------
                         Total          $2,705,711
                                        ----------

  5)Inventories:

Inventories consisted of the following:
                                                   December 31,
                                          1996                     1995
                                          ----                     ----
         Telecommunication Parts      $   36,395                 $  -0-
         Automobiles and trucks
          held for sale or lease       1,457,625                    -0-
                                      ----------                -------
                                      $1,494,020                 $  -0-
                                      ----------                -------
6) Property and Equipment:
Property and equipment consisted of the following:
                                                    December 31,
                                          1996                     1995
                                          ----                     ----
         Leasehold Improvements       $   22,096                 $  -0-
         Furniture and fixtures           10,314                    -0-
         Computer equipment and
          software                       804,639                    -0-
         Leased Equipment                309,803                    -0-
                                      ----------                   ----
                                       1,146,852                    -0-
         Less accumulated depreciation
          and amortization               123,329                    -0-
                                      ----------                   ----
                                      $1,023,523                 $  -0-
                                      ----------                   ----

    7) Income Taxes:
The Company accounts for income taxes using the asset and liability method whereby deferred assets and liabilities are recorded for differences between the book and tax carrying amounts of balance sheet items. Deferred liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits that are not expected to be realized. The effects of changes in tax rates and laws on deferred tax assets and liabilities are reflected in net income in the period in which such changes are enacted.

The provision for taxes on income is as follows:
                                            Year Ended December 31,
                                            -----------------------
                                            1996               1995
                                            ----               ----
Federal:
        Current                        $   13,000             $ -0-
        Deferred                          319,000               -0-

State:
        Current                             4,000               -0-
        Deferred                          105,000               -0-
                                         --------              ----
Total                                    $441,000             $ -0-
                                         --------              ----




The reconciliation between the amount computed by applying the federal statutory rate to income (loss) before income taxes and the actual income tax expense were as follows:




                                            Year Ended December 31,
                                            1996               1995
                                            ----               ----
Amount using the statutory Federal
        tax rate                        $ 380,000             $ -0-
State income tax, net of federal
           tax benefit                     69,000               -0-
Other, Net                                 (8,000)              -0-
                                        ----------              ---
Provision for taxes on income           $ 441,000             $ -0-
                                        ----------            ------

The tax effect of temporary differences resulted in deferred tax liabilities as follows:

                                                               December 31,
    Temporary Differences                                   1996        1995
    ---------------------                                   ----        ----
    Revenue and expenses of consolidated subsidiary      $   -         $    -
    recognized on the cash basis for tax purposes,
    resulting in a timing difference                        399,427         -

    Depreciation                                             17,310         -

    Other                                                     7,263         -
                                                         -----------   -------
                             Total                       $  424,000    $
                                                         ----------    -------


8) Long-Term Debt:
Various lenders advance funds to the Company's leasing subsidiary in the form of notes payable to finance leased vehicles. Interest on each note is charged depending on the prime rate in effect at the time the vehicle is leased and remains constant over the term of the lease. Applicable rates at December 31, 1996 ranged between 7% and 9.5%. Equal monthly installments are paid over the term of the lease (which can range from 12 To 60 months), together with a final balloon payment, if applicable. These loans are collateralized by the vehicles.

           Maturities are as follows:
                         Year Ending December 31,
                         ------------------------
                       1996                   1995
                       ----                   ----

            1997     $463,976               $  -0-
            1998      230,851                  -0-
            1999       70,437                  -0-
            2000        6,594                  -0-
                    ---------            ---------
             Total   $771,858               $  -0-
                    ---------            ---------

In addition long-term debt includes $387,727 still due from the acquisition of 786710 Ontario Limited.


           Maturities are as follows:
                         Year Ended December 31,
                       1996                  1995
                       ----                  ----

            1997     $180,000               $ -0-
            1998      207,727                 -0-
                    ---------            --------
             Total   $387,727            $    -0-
                    ---------            --------
  9)     Business Combinations
   a)   Acquisition of 786710 Ontario Limited
On April 18, 1996, the Company acquired 786710 Ontario Limited, doing business as "Info Systems". 786710 developed both the complex of telecommunications and interactive voice response modules known as "Talkie", including "Talkie-Globe" for international calling and the talkie power web line machine system and "BCS"
- "Business Control Software", an integrated group of modules for accounting functions capable of real time use in various languages and currencies.

Talkie is a trademarked name for an interrelated group of module's and applications of telephonic and interactive voice processing software which 786710 had marketed for several years.

The transaction was accounted for under the purchase method of accounting and the total cost for the acquisition was $1,413,977. The results of operations for 786710 are included in the Company's "Consolidated Statements of Operations" from April 18, 1996, the date of acquisition.

The Company issued 125,000 of its shares valued at $625,000 for the acquisition. These shares shall vest at the rate of 25,000 shares per year over a five year period.

    The Company independently reviewed their investment in this technology to ensure proper valuation on the financial statements.

The cost of $1,413,977 was allocated as follows:

    Fair value of net Assets acquired at April 18, 1996,
    mainly computer software and equipment                        $   729,603

    Intangible asset-excess of costs over net assets acquired         684,374
                                                                      -------
                                             Total                $ 1,413,977
                                                                  -----------

The excess of costs over net assets acquired amounting to $684,374 is being amortized over a five-year period.

b)  Acquisition of Major Fleet & Leasing Corp.

On October 1, 1996 the Company acquired Major Fleet & Leasing Corp., organized in 1985 and engaged in the leasing and financing of motor vehicles, primarily in the New York City metropolitan area. Since becoming a wholly-owned subsidiary of the Company, it has expanded its operations to include the leasing of telephone equipment.

The transaction was accounted for under the purchase method of accounting and the total cost for the acquisition was $2,500,000. The results of operations for Major Fleet & Leasing Corp. are included in the Company's "Consolidated Statements of Operations" from October 1, 1996, the date of acquisition.

The Company issued 250,000 shares of Convertible Preferred Stock (The 1996 Major Series), convertible into 500,000 shares of the Company's Common Stock. In addition, as a bonus for the attainment of certain goals prior to closing, the Bendell's were issued 100,000 shares of Common Stock. In addition the Bendell's were issued warrants for the purchase of 100,000 shares of the Company's Common Stock at a price of $1.25 per share.

        The cost of $2,500,000 was allocated as follows:

        Fair value of net assets acquired at October 1, 1996       $     401,512
        Licenses                                                       1,200,000
        Intangible asset-excess of costs over net assets acquired        898,488
                                                                   -------------
                         Total                                     $   2,500,000
                                                                   -------------

        The excess of costs over net assets acquired amounting to $898,488 is being amortized over a fifteen-year period.

Separate results for the periods prior to the acquisition were as follows:

                                    Nine month
                                   period ended            Year ended
                                      9/30/96           December 31, 1995
                                   ------------         -----------------

    Revenues                        $ 692,314             $  1,105,434
                                    ---------             ------------
    Net income                      $ 158,383             $    310,051
                                    ---------             ------------


10) Other intangible Assets consist of :
    Patents
      The Company has purchased two patents to be used in the manufacture of armored conduit. The patents will be amortized over the remaining useful life of 14 years on the straight line basis. The Company has an agreement with the seller of the patents to pay royalty payments. The payments will be calculated at the greater of 5% of the manufactured cost of the armored conduit or 2% of the net sales.

Licenses
The $1,200,000 value attributed to the licenses acquired as part of the Major Fleet & Leasing Corp. acquisition is being amortized on a straight-line basis over a twelve to seventeen year period.

11)   Commitments:
Compensation Agreements:
Mr. Bruce Bendell, Chairman of the Board of the Company, entered into a Consulting Agreement effective January 1, 1996. The Consulting Agreement provides for base annual compensation of $150,000 and provides for increases in such base compensation and for performance-based and discretionary bonuses.

Mr. Doron Cohen, President and Treasurer of the Company, entered into an Employment Agreement effective January 1, 1996. The Agreement provides for base annual compensation of $150,000 and provides for increases in such base compensation and for both performance-based and discretionary bonuses.

Both Mr. Bendell and Mr. Cohen waived their compensation for 1996: there is no accrual. However, there was compensation paid to Mr. Cohen by the Company's Telecommunication subsidiary in the amount of $50,000. Neither Mr. Bendell nor Mr. Cohen has any stock options, stock appreciation rights ("SAR") or deferred compensation.

Sales of Customer Installment Contracts:
The Company's leasing subsidiary has sold customer installment contracts to some financing institutions with no recourse and to others with full recourse. In the event of default on recourse loans, the Company would pay the financing institution a predetermined amount and would repossess and sell the vehicle. No accrual has been made for possible losses since, in management's opinion on an aggregate basis, the Company could sell the repossessed automobiles for amounts in excess of outstanding liabilities.

Customer installment contracts sold with recourse are as follows:

    a)   GMAC - retail sales program                              $  34,509
    b)   European American Bank                                     158,216
                                                                  ---------
                  Total                                           $ 192,725
                                                                  ---------

The "pre-determined" amount that must be paid by the Company in the event of default is as follows:

    a)   GMAC - retail sales program                              $   9,026
    b)   European American Bank                                      59,072
                                                                  ---------
                  Total                                           $  68,098
                                                                  ---------

Guarantor of Third Party Obligations:
Under the terms of a cross-guarantee, cross-default, cross-collateralization agreement, the Company's leasing subsidiary is the guarantor of debt incurred by affiliated companies. In addition, the subsidiary is a guarantor on a mortgage of an entity which is wholly owned by officer-shareholders of the Company. The outstanding balance of the mortgage on December 31, 1996 is $877,212.

Legal Proceedings
On November 22, 1996, the Company and two subsidiaries filed an action in the New York Supreme Court in Queens County indexed at 25678-96 and captioned "Fidelity Holdings, Inc., Computer Business Sciences, Inc. and 786710 (Ontario) Limited, Plaintiffs, versus Michael Marom and M. M. Telecom, Corp. "claiming damages of $5,000,000 for breach of contract, libel, slander, disparagement, violation of copyright laws, fraud and misrepresentation. On February 4, 1997 the Defendants filed an amended Answer, and a Counterclaim seeking damages of $50,000,000 for breach of contract and violation of the Lanham Act. The Plaintiffs have filed an Answer to the Counterclaim. Discovery has not yet commenced.

On September 18, 1996, the Company's subsidiary, 786710 (Ontario) Limited, the Company as owner of 786710, and the Baraks as the original principals of 786710, were sued in the Ontario Court (General Division) by Touch Tone Connections, indexed at 96-CU-111059. Touch Tone Connections seeks damages of CN$200,000 in connection with the installation, in 1995, of certain hardware and software claimed to have been faulty and not meeting the sales representation. All of the events occurred prior to the Company's acquisition of 786710 and the Baraks indemnified the Company against any such action.

While it is not possible to determine the ultimate disposition of these proceedings , the Company believes that the outcome of such proceedings will not have a material adverse effect on the financial position or results of operations of the Company.

12) Related Party Transactions:
Approximately 55% of the Company's revenues derived from the sale of computer products and telecommunications equipment was to Nissko Telecom, a partner with the Company on a joint venture in which the Company owns 45%. The Company will receive 45% of the net revenues generated by the joint venture. The investment in the Joint Venture is recorded under Equity Method of Accounting.

Amounts due affiliates are amounts owed by the Company's leasing subsidiary for advances made in the ordinary course of business from various entities which are wholly owned by the subsidiaries former Stockholders. The advances are in the form of non-interest-bearing obligations with no specified maturity dates. The subsidiary also, purchased a substantial portion of its leased vehicles from affiliates.

13) Warrants:
In October 1996 the Company revised the Patent Purchase Agreement Under the amendment the purchase price was changed form $500,000 in cash to a combination of $100,000 in cash and the balance in 80,000 unregistered units of the Company's securities. Each unit consisted of 2 shares of Common Stock and 2 warrants, each warrant being for the purchase of 1 share of the Company's common stock at an exercise price of $3.125 per share exercisable for one year.

In March 1996, the Company issued to Nissko Telecom, Inc. and its investors, warrants to purchase 1,500,000 shares of the Company's Common Stock at a price of $1.25 per share. In addition the Company issued warrants for the purchase of 100,000 shares, in connection with the Management agreement entered into when the Company acquired Major Fleet & Leasing Corp. The total number of warrants outstanding are 1,760,000 at exercise prices of $1.25 to $3.125. .

14)   Preferred Stock:
Of the 2,000,000 shares of undesignated Preferred Stock authorized, to date the Company has designated 250,000 shares as the 1996-Major Series. The shares of the 1996-Major Series are voting, vote with the Common Stock and not as a separate class, and each share has two votes per share reflecting the underlying conversion rate. The shares of the Series are convertible, with each share converting into two shares of Common Stock. In the event that a dividend is declared on the Common Stock, a dividend of twice the per share dividend on the Common Stock must be declared on the 1996-Major Series, again reflecting the underlying conversion rate. The shares are redeemable after December 31, 2001 at a price of $15.87 per share. The holders of the 1996-Major Series have a right of rescission (put) in the event of the happening of certain events.

The specific events that would allow the right of rescission are:
    a) Any determination by the Internal Revenue Service that the stock-for-stock exchange does not qualify as a tax-free reorganization.
    b)  Any breach by the Company of the Reorganization Agreement; or
    c) Any failure by the Company to establish, fully fund, properly maintain and apply, and/or safeguard the Sinking Fund; or
    d) Any breach by the Company of the terms of 1996-Major Series of convertible Preferred Stock or;
    e) Admission by the Company of insolvency, adjudication of the Company as insolvent, and/or an inability or failure of the Company to pay its debts and liabilities in the normal course of business; or
    f) Any proceeding shall be commenced by or against the Company relating to the Company under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, receivership, dissolution, or liquidation law or statute of any jurisdiction, whether now or hereafter in effect, and any such proceeding shall remain undismissed for a period of ninety (90) days or the Company by any act indicates its consent to, approval of, or acquiescence in, any such proceeding; or

    g) A receiver or trustee is appointed for the Company or for all or a substantial part of the property of the Company and any such receivership or trusteeship shall remain undischarged for a period of sixty (60) days; or
    h) Any change in any of the top three executives of the Company (Chairman of the Board, President, CEO), provided that this basis for rescission must be utilized within ninety (90) days of the change or it shall be deemed waived.

  There is a sinking fund to support both the possible rescission and the possible redemption of the 1996-Major Series. The sinking fund is based upon the earnings of Major Fleet & Leasing Corp. from the business and assets purchased by the Company.

15)   Business Segments
The Company currently operates in two industry segments: Computer and telephony products and leasing; It also has a plastics division currently in the development stage. The Company's operation by industry segment for the year ended December 31, 1996 is as follows:

                                    Industry
                              Computer    Leasing
                              Products    Income       Other    Consolidated
                              --------    -------      -----    ------------
Revenues                     $3,175,528  $ 258,947         -    $3,434,475
                             ----------  ---------    -------   ----------

Operating income              1,034,143    129,535         -     1,163,678
                             ----------  ---------    -------   ----------

Interest expense                    -      (24,132)        -       (24,132)
                             ----------  ---------    -------   ----------

Interest income                   2,920      6,910         -         9,830

Loss on joint venture                                 (32,410)     (32,410)
                             ----------  ---------    -------   ----------

Income before income taxes                                      $1,116,966
                                                                ----------

16)  Subsequent Event:
The Company has entered into a letter of intent with Mr. Bruce Bendell, Chairman of the Board to acquire for stock and cash certain automobile dealerships subject to certain conditions.

                    FIDELITY HOLDINGS, INC. AND SUBSIDIARIES
                  PRO FORMA COMBINING STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1996
                                  (UNAUDITED)

     The following pro forma combining statements of operations and balance sheets are based on the historical financial statements of Fidelity Holdings, Inc. and Subsidiaries (the "Company") and on the combined financial statements of the Major Automotive Group ("Major") included elsewhere in this form 10-SB adjusted to give effect to the combination as if it had occurred on January 1, 1996. The pro forma statements are based on available information and certain assumptions that management believes are reasonable. The pro forma combined statement of operations is not necessarily indicative of future operations or what the Company's results of operations would actually have been had the combination occurred on January 1, 1996 and, therefore, should not be construed as being representative of future operating results. The Pro Forma Combined Statements of Operations and Balance Sheets should be read in conjunction with the historical financial statements of the Company and Major Auto Group included elsewhere in this form 10-SB.


                                             Fidelity              Major            Pro Forma           PRO FORMA
                                             Holdings           Auto Group         Adjustments          Combined
                                             --------           ----------         -----------          --------

Revenues:
   Computer products and
        telecommunications equipment      $   3,175,528        $                                     $   3,175,528
   Automobile division                                          144,081,578                            144,081,578
   Leasing income                               258,947                                                    258,947
                                          -------------        ------------                          -------------

     Total revenues                           3,434,475         144,081,578                            147,516,053
                                          -------------        ------------                          -------------

Operating expenses:
   Cost of products sold                        965,792         129,376,852                            130,342,644
   Selling, general and
     administrative expenses
     Products                                   935,529                                                    935,529
     Leasing                                    191,372                                                    191,372
     Automobile division                                         12,726,818                             12,726,818
   Amortization of intangible assets            178,104                                 219,254            397,358
                                          -------------        ------------          ----------      -------------
                                              2,270,797         142,103,670             219,254        144,593,721
                                          -------------        ------------          ----------      -------------

Operating income(loss)                        1,163,678           1,977,908            (219,254)         2,922,332

Other income (expense)
   Interest expense                             (24,132)         (1,675,202)                            (1,699,334)
   Interest income                                9,830               --                                     9,830
   Other                                              -             118,940                                118,940
   Income on joint venture                      (32,410)                                                   (32,410)
                                          -------------        ------------          ----------      -------------
Income before provision for taxes             1,116,966             421,646            (219,254)         1,319,358

Income taxes                                    441,000             105,973              50,000            596,973
                                          -------------        ------------          ----------      -------------
Net income                                $     675,966        $    315,673          $ (269,254)     $     722,385
                                          =============        ============          ==========      =============

Net income per common share                                                                          $        0.09
                                                                                                     =============

Weighted average number of
   common shares outstanding                                                                             8,322,862
                                                                                                     -------------

                    FIDELITY HOLDINGS, INC. AND SUBSIDIARIES
                       PRO FORMA COMBINING BALANCE SHEET
                               DECEMBER 31, 1996

                                                    FIDELITY           MAJOR         PRO FORMA       PRO FORMA
                                                     HOLDINGS        AUTO GROUP     ADJUSTMENTS       COMBINED
                                                     --------        ----------     -----------       --------
   ASSETS
Current Assets:
 Cash and cash equivalents                        $   574,486      $   350,237      $ 1,600,000       $ 2,524,723
 Certificates of deposit                                               784,612                            784,612
 Net investment in direct financing lease           1,390,598                -                          1,390,598
 Notes receivable - officer shareholder               142,659                -                            142,659
 Accounts receivable                                  179,837        5,227,776       (1,404,079)        4,003,534
 Inventories                                        1,494,020       28,882,771                         30,376,791
 Notes receivable                                                      637,166                            637,166
 Other current assets                                  45,349           70,020                            115,369
                                                  -----------      -----------      -----------       -----------
  Total current assets                              3,826,949       35,952,582          195,921        39,975,452

Net investment in direct financing leases,
 net of current portion                             1,059,287                -                          1,059,287
Property and equipment net                          1,023,523          704,782                          1,728,305
Excess of costs over net assets acquired            1,475,269                          3,069,551        4,544,820
Other intangible assets                             1,653,474                -                          1,653,474
Other assets                                          278,362           13,945                            292,307
                                                  -----------      -----------      ------------      -----------
  Total assets                                    $ 9,316,864      $36,671,309         3,265,472      $49,253,645
                                                  ===========      ===========      ============      ===========

 LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
 Customer deposits                                $                $ 1,263,379                 -       $1,263,379
 Accounts payable                                     419,052        1,964,487                          2,383,539
 Accrued expenses                                     522,026          749,034                          1,271,060
 Due to affiliates
 Current maturities of long-term debt                 643,976                                             643,976
 Accrued income taxes                                   4,378                             50,000           54,378
 Deferred revenue                                      67,409                                              67,409
 Other payables                                     1,404,079                         (1,404,079)               -
 Notes payable on vehicle floor plan                                31,298,202                         31,298,202
                                                  -----------      -----------       -----------      -----------
  Total current liabilities                         3,060,920       35,275,102        (1,354,079)      36,981,943
                                                                                                                -
Long-term debt, less current maturities               515,609                                             515,609
Income taxes                                          424,000                                             424,000
Other                                                  72,122           20,952                             93,074
Loans payable to stockholders                                          664,060                            664,060
                                                  -----------      -----------       -----------      -----------
  Total liabilities                                 4,072,651       35,960,114        (1,354,079)      38,678,686

Stockholders' equity
 Preferred stock, .01 par value:
  2,000,000 shares authorized
  850,000 shares issued and outstanding                2,500                               6,000            8,500
 Common stock, .01 par value
  50,000,000 shares authorized
  7,279,200 shares issued and
          outstanding                                 62,792           739,000          (729,000)          72,792
Additional paid in capital                         4,509,108           176,700         5,407,300       10,093,108
Cumulative translation adjustment                        264                                                  264
Retained earnings                                    669,549          (204,505)          (64,749)         400,295
                                                 -----------       -----------       -----------      -----------
  Total stockholders' equity                       5,244,213           711,195         4,619,551       10,574,959
                                                 -----------       -----------       -----------      -----------

  Total liabilities and stockholders' equity     $ 9,316,864       $36,671,309       $ 3,265,472      $49,253,645
                                                 ===========       ===========       ===========      ===========

                    FIDELITY HOLDINGS, INC. AND SUBSIDIARIES
                         PRO FORMA COMBINING STATEMENTS
                          YEAR ENDED DECEMBER 31, 1996

Assumptions Used and Adjustments Made

A. The merger of Fidelity Holdings, Inc. (the "Company") and the Major Automotive Group (Major) is accounted for as being effective as of January 1, 1996.

B. The merger transaction was accomplished by payment of $4,000,000 in cash and the issuance of 600,000 shares of the Company's Convertible Preferred Stock. Such shares are convertible, based on their terms, into 1,800,000 shares of the Company's Common Stock.

C. The Company sold 1,000,000 shares of its Common Stock at a price, net of underwriting commissions, of $6.00 per share. The gross proceeds were reduced by $400,000 of underwriting and other offering expenses, resulting in net proceeds to the Company of $5,600,000.

D. The excess of cost over net assets acquired ($3,288,805) is being amortized over fifteen years. The statement of operations reflects a full years amortization.

E. Earnings per share has been calculated based on the weighted average number of shares outstanding and assumes the conversion of the Preferred shares as of January 1, 1996.

F. Although The Major Group was treated as a Subchapter S Corporation for federal and state income taxes, income taxes have been provided as though it was a "C" Corporation.

--------------------------------------------------------------------------------




                                                           Major Chevrolet, Inc.

                                                            Financial Statements
                                    Years Ended December 31, 1996, 1995 and 1994

Major Chevrolet, Inc.


Contents
--------------------------------------------------------------------------------




Independent auditors' report                                              3

Financial statements:
   Balance sheets                                                         4
   Statements of operations and retained earnings (deficit)               5
   Statements of cash flows                                               6
   Summary of accounting policies                                       7-8
   Notes to financial statements                                       9-12

Independent Auditors' Report


Major Chevrolet, Inc.
Long Island City, New York

We have audited the accompanying balance sheets of Major Chevrolet, Inc. as of December 31, 1996 and 1995, and the related statements of operations and retained earnings (deficit), and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Major Chevrolet, Inc. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.





August 14, 1997

                                                           Major Chevrolet, Inc.


                                                                  Balance Sheets

--------------------------------------------------------------------------------


December 31,                                                                                       1996                         1995
------------------------------------------------------------------------------------------------------------------------------------
Assets
Current:
   Cash and cash equivalents                                                                $   107,172                 $    201,468
   Trade receivables                                                                          2,361,280                    6,687,627
   Inventories                                                                               13,723,359                   19,170,809
   Notes receivable                                                                             637,166                      601,000
   Prepaid expenses and other current assets                                                          -                        3,183
   Mortgage interest receivable                                                                       -                       36,488
------------------------------------------------------------------------------------------------------------------------------------
        Total current assets                                                                 16,828,977                   26,700,575
Property, plant and equipment, less accumulated depreciation and
   amortization                                                                                  57,561                       76,948
Other assets:
   Security deposits                                                                              7,815                        3,486
   Mortgage receivable                                                                                -                      364,882
   Due from affiliates                                                                        1,450,191                      935,408
------------------------------------------------------------------------------------------------------------------------------------
                                                                                            $18,344,544                  $28,081,299
------------------------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current:
   Customer deposits                                                                        $ 1,124,608                 $    318,331
   Accounts payable                                                                           1,519,508                      592,776
   Accrued expenses                                                                             414,171                      798,856
   Notes payable on vehicle floor plan                                                       14,318,893                   25,053,692
------------------------------------------------------------------------------------------------------------------------------------
        Total current liabilities                                                            17,377,180                   26,763,655
Loans payable to stockholders                                                                   425,000                      475,000
Note payable - long-term                                                                              -                      450,000
------------------------------------------------------------------------------------------------------------------------------------
        Total liabilities                                                                    17,802,180                   27,688,655
------------------------------------------------------------------------------------------------------------------------------------
Commitments
Stockholders' equity:
   Common stock:
      Class A, $100 par - shares authorized 950; issued and
        outstanding - none                                                                            -                            -
      Class B, $100 par - shares authorized 1,700; issued 890 and
        outstanding 801 and 890, respectively                                                    80,100                       80,100
   Additional paid-in capital                                                                   176,700                      176,700
   Retained earnings                                                                            285,564                      135,844
------------------------------------------------------------------------------------------------------------------------------------
        Total stockholders' equity                                                              542,364                      392,644
------------------------------------------------------------------------------------------------------------------------------------
                                                                                            $18,344,544                  $28,081,299
------------------------------------------------------------------------------------------------------------------------------------




See accompanying summary of accounting policies and notes to financial statements.

--------------------------------------------------------------------------------




                                                           Major Chevrolet, Inc.


                        Statements of Operations and Retained Earnings (Deficit)



Year ended December 31,                                                       1996                   1995                     1994
------------------------------------------------------------------------------------------------------------------------------------
Revenues:
   Sales revenues                                                       $ 83,366,616           $ 72,802,080            $ 76,314,349
   Cost of sales                                                          74,330,311             64,267,785              67,704,374
------------------------------------------------------------------------------------------------------------------------------------
        Gross profit                                                       9,036,305              8,534,295               8,609,975
Operating expenses                                                         7,656,493              6,872,998               7,145,651
Interest expense                                                           1,219,078              1,231,779                 884,474
------------------------------------------------------------------------------------------------------------------------------------
        Operating income                                                     160,734                429,518                 579,850
Other income                                                                  43,033                 70,425                  16,545
------------------------------------------------------------------------------------------------------------------------------------
        Net income before income taxes                                       203,767                499,943                 596,395
Income taxes                                                                  54,047                 11,218                   6,636
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                   149,720                488,725                 589,759
Retained earnings (deficit), beginning of year                               135,844               (352,881)               (942,640)
------------------------------------------------------------------------------------------------------------------------------------
Retained earnings (deficit), end of year                                $    285,564           $    135,844            $   (352,881)
------------------------------------------------------------------------------------------------------------------------------------



See accompanying summary of accounting policies and notes to financial statements.

-------------------------------------------------------------------------------



                                                           Major Chevrolet, Inc.


                                                        Statements of Cash Flows
                                                     Increase (Decrease) in Cash


Year ended December 31,                                                          1996                 1995                1994
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                            $    149,720         $    488,725         $   589,759
----------------------------------------------------------------------------------------------------------------------------------
   Adjustments to reconcile net income to net cash provided by (used in)
      operating activities:
        Depreciation and amortization                                          21,719               39,867              53,069
        Changes in assets - (increase) decrease in:
           Trade receivables                                                4,326,347              795,651         (5,093,496)
           Inventories                                                      5,447,450         (10,873,108)         (1,574,689)
           Prepaid expenses and other current assets                            3,183               28,319            (20,824)
           Security deposits                                                  (4,329)                    -             (2,308)
        Changes in liabilities - increase (decrease) in:
           Customer deposits                                                  806,277               79,329              63,935
           Accounts payable                                                   926,732            (447,966)           (247,870)
           Accrued expenses                                                 (384,685)            (202,970)             488,563
----------------------------------------------------------------------------------------------------------------------------------
                Total adjustments                                          11,142,694         (10,580,878)         (6,333,620)
----------------------------------------------------------------------------------------------------------------------------------
                Net cash provided by (used in)
                   operating activities                                    11,292,414         (10,092,153)         (5,743,861)
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Purchase of property, plant and equipment                                  (2,332)                    -            (57,833)
   Notes receivable                                                          (36,166)            (601,000)                   -
   Mortgage receivable                                                        364,882                    -           (364,882)
   Mortgage interest receivable                                                36,488             (36,488)                   -
   Certificate of deposit                                                           -               67,177            (67,177)
----------------------------------------------------------------------------------------------------------------------------------
                Net cash provided by (used in)
                   investing activities                                       362,872            (570,311)           (489,892)
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Increase (decrease) in stockholder loans                                  (50,000)              250,214           (425,214)
   Increase (decrease) in long-term debt                                    (450,000)              450,000             (9,315)
   Increase (decrease) in floor plan notes payable                       (10,734,799)           10,908,046           6,812,640
   (Advances to) receipts from affiliates                                   (514,783)            (209,160)             353,385
   Decrease in additional paid-in capital                                           -          (1,041,100)                   -
   Treasury stock repurchase                                                        -              (8,900)                   -
----------------------------------------------------------------------------------------------------------------------------------
                Net cash provided by (used in)
                   financing activities                                  (11,749,582)           10,349,100           6,731,496
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                         (94,296)            (313,364)             497,743
Cash and cash equivalents, beginning of year                                  201,468              514,832              17,089
----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                   $    107,172         $    201,468         $   514,832
----------------------------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information: Cash paid during the year for:
      Interest                                                           $  1,328,937         $  1,160,915         $   804,036
      Taxes                                                                    13,856               16,366               4,709
----------------------------------------------------------------------------------------------------------------------------------



See accompanying summary of accounting policies and notes to financial statements.

--------------------------------------------------------------------------------




                                                           Major Chevrolet, Inc.


                                                  Summary of Accounting Policies




Business Major Chevrolet, Inc. (the "Company") is a retailer of new and used automobiles, trucks, parts and accessories.



Use of Estimates    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



Credit Risk Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents. The Company places its cash and cash equivalents in quality financial institutions and, by policy, limits the amount of credit exposure in any one financial vehicle.



Financial           Instruments The fair value of cash and cash equivalents
                    approximates their carrying value due to their short-term maturities.



Revenue and Cost    Revenue and cost are recognized upon delivery of the vehicle
Recognition         to the customer. At time of delivery, all financing
                    arrangements between and among the parties have been concluded.



Inventories         New vehicle inventories are valued at the lower of cost or market, with cost determined on a last-in, first-out basis.
                    Used vehicle inventories are valued at the lower of cost or market, with cost determined on a specific identification basis. Parts and accessories inventories are also valued at the lower of cost or market with cost determined on the first-in, first-out method.

--------------------------------------------------------------------------------




                                                           Major Chevrolet, Inc.


                                                  Summary of Accounting Policies





Property, Plant     Property, plant and equipment are stated at cost.
and Equipment       Depreciation is calculated using the straight-line method
                    over the estimated useful lives of the assets (ranging from 3 to 10 years).



Income Taxes        The Company elected, with the consent of its stockholders, to be taxed as an S corporation under the provisions of the Internal Revenue Code (Sec. 1361) and New York State
                    Franchise Tax Law. The stockholders are required to report the Company's taxable income or loss in their personal income tax returns; accordingly, such income taxes are not reflected in the financial statements. In addition, New York
                    State imposes a corporate level tax, based upon the differential between corporate and individual tax rates, which has been provided for. The financial statements include a provision for the New York State tax and New York
                    City income taxes since New York City does not recognize S corporation status.



Supplemental        The Company considers all short-term, highly liquid
Cash Flow           instruments Information purchased with an original maturity of three months or less to be cash equivalents. The
                    Company's cash and cash equivalents are carried at cost, which approximates market value and consists primarily of Eurodollars and time deposits.



Long-Lived Assets   The Company adopted Statement of Financial Accounting
                    Standards No. 121 "Accounting for the Impairment of
                    Long-Lived Assets and for Long-Lived Assets to Be Disposed of" in 1996. The Company reviews certain long-lived assets and identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In that regard, the Company assesses the recoverability of such assets based upon estimated nondiscounted cash flow forecasts.

--------------------------------------------------------------------------------




                                                           Major Chevrolet, Inc.


                                                   Notes to Financial Statements




    1.   Trade Receivables              Trade receivables at December 31, 1996
                                        and 1995 included approximately $.5
                                        million and $4.7 million, respectively,
                                        in delayed payments which are approved
                                        by the manufacturer and financial
                                        institution.




    2. Inventories Inventories consist of the following:


December 31,                                    1996                  1995
----------------------------------------------------------------------------
New automobiles                          $13,526,517          $  8,326,589
New trucks and vans                        4,067,931             5,578,276
Used cars and trucks                       3,386,521             2,139,130
Parts and accessories                        391,933               690,468
Other                                         17,350                     -
----------------------------------------------------------------------------
                                          16,190,324            21,934,391
Less: LIFO reserve                         2,466,965             2,763,582
----------------------------------------------------------------------------
                                         $13,723,359           $19,170,809
----------------------------------------------------------------------------



    3.   Property, Plant and            Major classes of property, plant and
         Equipment                      equipment consist of the following:

                                                                Estimated
                                                               useful lives
December 31,                           1996          1995
-------------------------------------------------------------------------------
Furniture and fixtures             $371,128      $368,796           7-10 years
Service equipment                   108,233       108,233            5-7 years
Automobiles                          18,138        18,138              3 years
-------------------------------------------------------------------------------
                                    497,499       495,167
Less:   Accumulated
           depreciation and
           amortization             439,938       418,219
-------------------------------------------------------------------------------
                                  $  57,561     $  76,948
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------




                                                           Major Chevrolet, Inc.


                                                   Notes to Financial Statements





    4.   Mortgage Receivable            During fiscal 1994, the Company
                                        purchased a mortgage note from a
                                        financial institution for $364,882. The
                                        borrower issuing the note is a former
                                        stockholder of the Company. The note
                                        bears interest at a rate of 10% per
                                        annum payable on the first day of each
                                        month. The note matures on February 24,
                                        1998. During 1996, an agreement was made to offset the mortgage receivable and all accrued interest against a
                                        Company-issued note payable of $450,000
                                        to the former stockholder. The remaining portion of approximately $19,000 is included in accounts receivable.



    5.   Due from Affiliates            Major Chevrolet, Inc., Major Chrysler
                                        Plymouth Jeep Eagle, Inc., Major Subaru,
                                        Inc. and Major Dodge, Inc. are
                                        affiliates under common ownership.
                                        Amounts due to and from affiliates
                                        represent cash advances and other
                                        general and administrative services
                                        provided by and for Major Dodge, Inc.
                                        and Major Chrysler Plymouth Jeep Eagle,
                                        Inc. At December 31, 1995, approximately
                                        $788,000, $14,000 and $95,000 were due
                                        from Major Dodge, Inc., Major Chrysler
                                        Plymouth Jeep Eagle and Major Subaru,
                                        Inc., respectively. At December 31,
                                        1996, approximately $683,000, $304,000
                                        and $156,000 were due from Major Dodge,
                                        Inc., Major Chrysler Plymouth Jeep
                                        Eagle, Inc. and Major Subaru, Inc.,
                                        respectively. In addition, at December
                                        31, 1996, approximately $127,000 and
                                        $180,000 were due from Major Motor
                                        Pennsylvania, Inc. and Major Fleet and
                                        Leasing, Inc., respectively.



    6.   Notes Payable -                Notes payable on the vehicle floor plan
                                        are due to Chrysler Credit Vehicle Floor
                                        Plan Corp. and bear interest ranging
                                        from 8% to 10% during the year ended
                                        December 31, 1996. These notes are
                                        secured by the new vehicles inventory
                                        and will be repaid at the time the
                                        vehicles are sold or by certain delayed
                                        payments included in trade receivables
                                        as described in Note 1.



    7.   Loans Payable To               Amounts due to stockholders represent
                                        cash advances made to the Stockholders
                                        Company for cash flow purposes. The
                                        stockholders agreed not to demand
                                        payment of these loans in the next
                                        fiscal year. Accordingly, the loans have been classified as noncurrent. The loans do not bear interest.

--------------------------------------------------------------------------------




                                                           Major Chevrolet, Inc.


                                                   Notes to Financial Statements





    8.   Stock Repurchase                On December 31, 1995, the Company
                                        repurchased 89 shares of its Class B
                                        common stock, representing 10% of the
                                        shares then outstanding, from a
                                        stockholder. The purchase price was
                                        $1.05 million, which was comprised of a
                                        $32,124 cash payment, a $450,000 note
                                        payable issued to the stockholder (see
                                        Note 4) and an immediate cancellation of certain promissory notes.



    9.   Related Party                  In addition to certain trade receivables
                                        as discussed in Note 1(a), on
                                        Transaction October 16, 1995, the
                                        Company entered into an agreement with
                                        BHB Realty, LLP, a related party with
                                        similar ownership, purchasing a note
                                        receivable for $601,000. The note
                                        receivable bears interest at 6% per
                                        annum payable annually on the
                                        anniversary of the note. The note is due on demand, but not earlier than October
                                        15, 1996.

                                        During 1996, the Company rented space
                                        for a used car lot from BHB Realty, LLP.
                                        The agreement was on a month-to-month
                                        basis. Rent expense relating to this
                                        agreement amounted to $240,000 in 1996.



   10. Commitments                      At December 31, 1996, the Company is
                                        committed to make minimum annual lease
                                        payments as follows:


----------------------------------------------------------------------------
1997                                                              $300,000
1998                                                               300,000
1999                                                               300,000
2000                                                               300,000
2001                                                               300,000
Thereafter                                                         625,000
----------------------------------------------------------------------------



                                        Rent expense under real property
                                        operating leases approximated $545,000
                                        and $312,500 for the years ended
                                        December 31, 1996 and 1995,
                                        respectively.

--------------------------------------------------------------------------------




                                                           Major Chevrolet, Inc.


                                                   Notes to Financial Statements




                                        The Company has a line of credit
                                        totaling $1,500,000 with Chrysler Credit
                                        Corporation. The credit facility is used to secure vehicles exported overseas by General Motors on behalf of the Company. None of the line of credit has been used as of December 31, 1996.



   11. Governmental                      Substantially all of the Company's
                                        facilities are subject to Federal, state
                                        Regulations and local regulations
                                        relating to the discharge of materials
                                        into the environment. Compliance with
                                        these provisions has not had, nor does
                                        the Company expect such compliance to
                                        have, any material effect on the
                                        financial condition or results of
                                        operations of the Company. Management
                                        believes that its current practices and
                                        procedures for the control and
                                        disposition of such wastes comply with
                                        applicable Federal and state
                                        requirements.



   12. Litigation                       Various claims and lawsuits arising in
                                        the normal course of business are
                                        pending against the Company. The results of such litigation are not expected to have a material or adverse effect on the Company's financial position or results of operations.



   13. Subsequent Events                The Company has entered into a joint
                                        venture subsequent to the year-end. The
                                        venture is with an out-of-state Ford
                                        dealership, the purpose of which is to
                                        purchase Ford fleet vehicles for resale.

                                                           Major Chevrolet, Inc.
                                                                  and Affiliates



























                                                   Combined Financial Statements
                                                       and Supplemental Material
                                    Years Ended December 31, 1996, 1995 and 1994

Major Chevrolet, Inc. and Affiliates


Contents

--------------------------------------------------------------------------------




Independent auditors' report                                               3

Combined financial statements:
   Balance sheets                                                          4
   Statements of income and deficit                                        5
   Statements of cash flows                                                6
   Summary of accounting policies                                        7-9
   Notes to combined financial statements                              10-15

Independent auditors' report on
   supplemental material                                                  16

Supplemental material:
   Combining financial statements:
      Balance sheet                                                    17-18
      Statements of operations and retained earnings (deficit)            19

Independent Auditors' Report


Major Chevrolet, Inc. and Affiliates
Long Island City, New York

We have audited the accompanying combined balance sheets of Major Chevrolet, Inc. and Affiliates as of December 31, 1996 and 1995, and the related combined statements of income and deficit, and cash flows for each of the three years in the period ended December 31, 1996. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Major Chevrolet, Inc. and Affiliates at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.




August 14, 1997

                                            Major Chevrolet, Inc. and Affiliates


                                                         Combined Balance Sheets

--------------------------------------------------------------------------------


December 31,                                                                                    1996                      1995
--------------------------------------------------------------------------------------------------------------------------------
Assets
Current:
   Cash and cash equivalents                                                            $    350,237               $   666,124
   Certificates of deposit                                                                   784,612                   764,784
   Trade receivables                                                                       5,227,776                 8,197,729
   Inventories                                                                            28,882,771                36,050,525
   Notes receivable                                                                          637,166                   601,000
   Prepaid expenses and other current assets                                                  70,020                   150,086
--------------------------------------------------------------------------------------------------------------------------------
        Total current assets                                                              35,952,582                46,430,248
Property, plant and equipment, less accumulated depreciation and
   amortization                                                                              704,782                   659,047
Other assets:
   Security deposits                                                                          13,945                     9,806
   Mortgage receivable                                                                             -                   364,882
--------------------------------------------------------------------------------------------------------------------------------
                                                                                         $36,671,309               $47,463,983
================================================================================================================================
Liabilities and Stockholders' Equity
Current:
   Customer deposits                                                                    $  1,263,379               $   184,428
   Accounts payable                                                                        1,964,487                 1,721,284
   Accrued expenses                                                                          749,034                 1,123,205
   Notes payable on vehicle floor plan                                                    31,298,202                42,680,638
--------------------------------------------------------------------------------------------------------------------------------
        Total current liabilities                                                         35,275,102                45,709,555
Loans payable to stockholders                                                                664,060                   650,000
Notes payable - other - noncurrent                                                            20,952                   478,058
--------------------------------------------------------------------------------------------------------------------------------
        Total liabilities                                                                 35,960,114                46,837,613
--------------------------------------------------------------------------------------------------------------------------------
Commitments and contingencies
Stockholders' equity:
   Common stock                                                                              730,100                   580,100
   Additional paid-in capital                                                                176,700                   176,700
   Deficit                                                                                  (195,605)                 (130,430)
--------------------------------------------------------------------------------------------------------------------------------
        Total stockholders' equity                                                           711,195                   626,370
--------------------------------------------------------------------------------------------------------------------------------
                                                                                         $36,671,309               $47,463,983
================================================================================================================================




                                 See accompanying summary of accounting policies
                                     and notes to combined financial statements.

                                            Major Chevrolet, Inc. and Affiliates


                                       Combined Statements of Income and Deficit

--------------------------------------------------------------------------------


Year ended December 31,                                               1996                     1995                     1994
--------------------------------------------------------------------------------------------------------------------------------
Revenues:
   Sales                                                      $144,081,578             $118,039,902             $120,311,688
   Cost of sales                                               129,376,852              104,728,435              106,973,218
--------------------------------------------------------------------------------------------------------------------------------
        Gross profit                                            14,704,726               13,311,467               13,338,470
Operating expenses                                              12,726,818               11,003,694               11,452,493
Interest expense                                                 1,675,202                1,899,821                1,097,934
--------------------------------------------------------------------------------------------------------------------------------
        Operating income                                           302,706                  407,952                  788,043
Other income                                                       118,940                  109,072                   41,091
--------------------------------------------------------------------------------------------------------------------------------
        Income before income taxes                                 421,646                  517,024                  829,134
Income taxes                                                       105,973                   26,158                   16,886
--------------------------------------------------------------------------------------------------------------------------------
Net income                                                         315,673                  490,866                  812,248
Deficit, beginning of year                                        (311,278)                (621,296)              (1,433,544)
S corporation distributions                                       (200,000)                       -                        -
--------------------------------------------------------------------------------------------------------------------------------
Deficit, end of year                                          $   (195,605)            $   (130,430)            $   (621,296)
================================================================================================================================




                                 See accompanying summary of accounting policies
                                     and notes to combined financial statements.

                                            Major Chevrolet, Inc. and Affiliates


                                               Combined Statements of Cash Flows
                                Increase (Decrease) in Cash and Cash Equivalents

--------------------------------------------------------------------------------

Year ended December 31,                                                          1996                   1995                 1994
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                            $    315,673           $    490,866         $    812,248
----------------------------------------------------------------------------------------------------------------------------------
   Adjustments to reconcile net income to net cash provided by (used in)
      operating activities:
        Depreciation and amortization                                          69,895                 86,762               91,934
        Changes in assets - (increase) decrease in:
           Trade receivables                                                2,969,953                390,502           (5,470,431)
           Inventories                                                      7,167,754            (15,517,109)          (5,311,723)
           Prepaid expenses and other current assets                           80,066                (89,263)              (1,599)
           Security deposits                                                   (4,139)                (1,024)              (1,650)
        Changes in liabilities - increase (decrease) in:
           Customer deposits                                                1,078,951                (90,715)              97,031
           Accounts payable                                                   243,203                147,915             (451,469)
           Accrued expenses                                                  (374,171)              (296,425)             687,240
----------------------------------------------------------------------------------------------------------------------------------
              Total adjustments                                            11,231,512            (15,369,357)         (10,360,667)
----------------------------------------------------------------------------------------------------------------------------------
              Net cash provided by (used in) operating
                activities                                                 11,547,185            (14,878,491)          (9,548,419)
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Purchase of property, plant and equipment                                 (118,358)              (150,297)            (117,470)
   Note receivable                                                            (36,166)              (601,000)                   -
   Mortgage receivable                                                        364,882                      -             (364,882)
   Certificate of deposit                                                     (19,828)                46,008              (80,042)
----------------------------------------------------------------------------------------------------------------------------------
              Net cash provided by (used in) investing
                activities                                                    190,530               (705,289)            (562,394)
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Increase in (payment of) stockholder loans                                 (14,060)                    214            (425,214)
   Increase (decrease) in long-term debt                                     (457,106)                453,140             (39,315)
   Increase (decrease) in floor plan notes payable                        (11,382,436)             15,989,182          11,001,524
   Decrease in additional paid-in capital                                           -              (1,041,100)                  -
   Treasury stock repurchase                                                        -                  (8,900)                  -
   S corporation distributions                                               (200,000)                      -                   -
----------------------------------------------------------------------------------------------------------------------------------
              Net cash provided by (used in) financing
                activities                                                (12,053,602)             15,392,536          10,536,995
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                         (315,887)               (191,244)            426,182
Cash and cash equivalents, beginning of year                                  666,124                 857,368             431,186
----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                   $    350,237           $     666,124         $   857,368
==================================================================================================================================
Cash paid during the year for:
   Interest                                                              $  1,812,010           $   1,777,023         $    963,612
   Income taxes                                                                79,266                  35,618                5,959
==================================================================================================================================




                                 See accompanying summary of accounting policies
                                     and notes to combined financial statements.

                                            Major Chevrolet, Inc. and Affiliates


                                                  Summary of Accounting Policies

--------------------------------------------------------------------------------



Business and Principles of              Major Chevrolet, Inc. and Affiliates
Combination and Reporting               (the "Company") is a retailer of new and
                                        used vehicles, trucks, parts and
                                        accessories.

                                        The financial statements consist of the
                                        combined operations of Major Chevrolet,
                                        Inc., Major Dodge, Inc., and Major
                                        Chrysler Plymouth Jeep Eagle, Inc., all
                                        of which are under common control. All
                                        significant intercompany balances and
                                        transactions have been eliminated.



Use of Estimates                        The preparation of financial statements
                                        in conformity with generally accepted
                                        accounting principles requires
                                        management to make estimates and
                                        assumptions that affect the reported
                                        amounts of assets and liabilities and
                                        disclosure of contingent assets and
                                        liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



Credit Risk Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents. The Company places its cash and cash equivalents in quality financial institutions and, by policy, limits the amount of credit exposure in any one financial vehicle.



Financial                               Instruments The fair value of cash and
                                        cash equivalents approximates their
                                        carrying value due to their short-term
                                        maturities.



Revenue and Cost                        Revenues and cost are recognized upon
Recognition                             delivery of the vehicle to the customer.
                                        At time of delivery, all financing
                                        arrangements between and among the
                                        parties have been concluded.

                                            Major Chevrolet, Inc. and Affiliates


                                                  Summary of Accounting Policies

--------------------------------------------------------------------------------




Inventories                             New vehicle inventories are valued at
                                        the lower of cost or market, with cost
                                        determined on a last-in, first-out
                                        basis. Used vehicle inventories are
                                        valued at the lower of cost or market,
                                        with cost determined on a specific
                                        identification basis. Parts and
                                        accessories inventories are also valued
                                        at the lower of cost or market, with
                                        cost determined on the first-in,
                                        first-out method.



Property, Plant and                     Property, plant and equipment are stated
Equipment                               at cost. Depreciation is calculated
                                        using the straight-line method over the
                                        estimated useful lives of the assets
                                        (ranging from 5 to 10 years). Leasehold
                                        improvements are depreciated using the
                                        straight-line method over their
                                        estimated useful lives, not to exceed
                                        the life of the lease.



Income Taxes                            The Company elected, with the consent of
                                        its stockholders, to be taxed as an S
                                        corporation under the provisions of the
                                        Internal Revenue Code (Sec. 1361) and
                                        New York State Franchise Tax Law. The
                                        stockholders are required to report the
                                        Company's taxable income or loss in
                                        their personal income tax returns;
                                        accordingly, such income taxes are not
                                        reflected in the combined financial
                                        statements. In addition, New York State
                                        imposes a corporate level tax, based
                                        upon the differential between corporate
                                        and individual tax rates, which has been provided for. The combined financial statements include a provision for the New York State tax and New York City income taxes since New York City does not recognize S corporation status.



Supplemental Cash Flow                  The Company considers all short-term,
Information                             highly liquid instruments purchased with
                                        an original maturity of three months or
                                        less to be cash equivalents. The
                                        Company's cash and cash equivalents are
                                        carried at cost, which approximates
                                        market value and consists primarily of
                                        Eurodollars and time deposits.



Certificates of Deposit                 The Company has two certificates of
                                        deposit with a financial institution
                                        which have initial maturities of one
                                        year and six months, respectively, that
                                        automatically renew on such maturity
                                        dates.

                                            Major Chevrolet, Inc. and Affiliates


                                                  Summary of Accounting Policies

--------------------------------------------------------------------------------





Long-Lived Assets                       The Company adopted Statement of
                                        Financial Accounting Standards No. 121
                                        "Accounting for the Impairment of
                                        Long-Lived Assets and for Long-Lived
                                        Assets to Be Disposed of" in 1996. The
                                        Company reviews certain long-lived
                                        assets and identifiable intangibles for
                                        impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In that regard, the Company assesses the recoverability of such assets based upon estimated nondiscounted cash flow forecasts.

                                            Major Chevrolet, Inc. and Affiliates


                                          Notes to Combined Financial Statements

--------------------------------------------------------------------------------



    1. Trade Receivables      (a) The Company's trade receivables include
                                  amounts due from related parties as follows:


December 31,                                 1996                    1995
---------------------------------------------------------------------------
Major Subaru, Inc.                     $        -                $286,000
Major Fleet and
   Leasing, Inc.                        1,338,825                  16,000
Major Pennsylvania, Inc.                  174,761                  31,000
---------------------------------------------------------------------------
                                       $1,513,586                $333,000
===========================================================================


                                  These related parties have
                                  substantially the same ownership
                                  and management as the Company.

                              (b) Trade receivables, at December 31, 1996 and
                                  1995, included approximately $.5 million and $4.7 million, respectively, in delayed payments which are approved by the vehicle manufacturer and its financial institution.



    2. Inventories            Inventories consist of the following:


December 31,                                       1996                 1995
-----------------------------------------------------------------------------
New automobiles                             $11,619,105          $19,201,549
New trucks and vans                          10,207,147           11,686,852
Used cars and trucks                          9,591,636            7,427,434
Parts and accessories                           664,138              935,553
Other                                            18,047               35,076
-----------------------------------------------------------------------------
                                             32,100,073           39,286,464
Less: LIFO reserve                            3,217,302            3,235,939
-----------------------------------------------------------------------------
                                            $28,882,771          $36,050,525
=============================================================================

                                            Major Chevrolet, Inc. and Affiliates


                                          Notes to Combined Financial Statements

--------------------------------------------------------------------------------




                              Included in used automobile inventory for the years ended December 31, 1996 and 1995 is approximately $3,500,000 and $4,300,000, respectively, of vehicles out on consignment. These vehicles are used by an unrelated third party as rental vehicles through agreements providing for daily, weekly or monthly terms. The Company is reimbursed for the carrying charges paid on these vehicles.



    3.   Property, Plant      Major classes of property, plant and equipment
         and Equipment        consist of the following:


                                                                    Estimated
December 31,                              1996            1995     useful lives
-------------------------------------------------------------------------------
Furniture and fixtures              $  493,079      $  481,175      7-10 years
Service equipment                      180,748         175,043      5-7 years
Automobiles                             18,138          18,138       3 years
Leasehold improvements                 596,571         498,550    Life of lease
-------------------------------------------------------------------------------
                                     1,288,536       1,172,906
Less:   Accumulated
           depreciation and
           amortization                583,754         513,859
-------------------------------------------------------------------------------
                                    $  704,782      $  659,047
-------------------------------------------------------------------------------



    4.   Mortgage Receivable            During fiscal 1994, the Company
                                        purchased a mortgage note from a
                                        financial institution for $364,882. The
                                        borrower issuing the note is a former
                                        shareholder of the Company. The note
                                        bears interest at a rate of 10% per
                                        annum payable on the first day of each
                                        month. The note matures on February 24,
                                        1998. During 1996, an agreement was made to offset the mortgage receivable and all accrued interest against a
                                        Company-issued note payable of $450,000
                                        to the former stockholder. The remaining portion of approximately $19,000 is included in accounts receivable.

                                            Major Chevrolet, Inc. and Affiliates


                                          Notes to Combined Financial Statements

--------------------------------------------------------------------------------




    5.   Notes Payable -                Notes payable on the vehicle floor plan
         Vehicle Floor Plan             are due to Chrysler Credit Corp. and
                                        bear interest ranging from 8.7% to 10%
                                        during the year ended December 31, 1996.
                                        These notes are secured by the new
                                        vehicles inventory and will be repaid at the time the vehicles are sold or by certain delayed payments included in trade receivables as described in
                                        Note 1.



    6.   Notes Payable                  On November 15, 1995, Major CPJE, Inc.
                                        issued a note payable to Chrysler Credit
                                        Corporation in order to purchase
                                        equipment for the service department.
                                        Because Major CPJE, Inc. and Major
                                        Dodge, Inc. equally share the service
                                        department, an equal share was allocated to Major Dodge, Inc. amounting to $14,029.



    7.   Stock Repurchase               On December 31, 1995, Major Chevrolet,
                                        Inc. repurchased 89 shares of its Class
                                        B common stock, representing 10% of the
                                        shares then outstanding from a
                                        stockholder. The purchase price was
                                        $1.05 million, which was comprised of a
                                        $32,124 cash payment, a $450,000 note
                                        payable issued to the stockholder (see
                                        Note 4), and an immediate cancellation
                                        of certain promissory notes.



    8.   Loans Payable To               Amounts due to stockholders represent
         Stockholders                   cash advances made to the Company for
                                        cash flow purposes. The stockholders
                                        agreed not to demand payment of these
                                        loans in the next fiscal year.
                                        Accordingly, the loans have been
                                        classified as noncurrent. The loans do
                                        not bear interest.



    9.   Related Party                  In addition to certain trade receivables
         Transaction                    as discussed in Note 1(a), on October
                                        16, 1995, the Company entered into an
                                        agreement with BHB Realty, LLP, a
                                        related party with similar ownership as
                                        the Company, purchasing a note
                                        receivable for $601,000. The note
                                        receivable bears interest at 6% per
                                        annum and is payable annually on the
                                        anniversary of the note. The note is due on demand, but not earlier than October
                                        15, 1996.

                                            Major Chevrolet, Inc. and Affiliates


                                          Notes to Combined Financial Statements

--------------------------------------------------------------------------------




                                        The Company rents its Dodge showroom
                                        premises from its stockholders. The
                                        agreement is on a month-to-month basis.
                                        Rent expense relating to the this
                                        agreement amounted to $96,000 for the
                                        years ended December 31, 1996 and 1995,
                                        respectively.

                                        During 1996, the Company rented space
                                        for a used car lot from BHB Realty, LLP.
                                        The agreement was on a month-to-month
                                        basis. Rent expense relating to this
                                        agreement amounted to $240,000 in 1996.



   10. Common Stock                     Common stock consists of the following:


December 31,                                             1996           1995
-----------------------------------------------------------------------------
Major Chevrolet, Inc. - common stock:
   Class A, $100 par - shares authorized          $         -    $         -
      950; none issued and outstanding
   Class B, $100 par - shares authorized
      1,700; issued and outstanding 890                89,000         89,000
   Treasury stock, $100 par - 89 shares                (8,900)        (8,900)
Major Dodge, Inc. - no par value; shares
   authorized 200; issued and outstanding
   20                                                 250,000        250,000
Major Chrysler Eagle Jeep, Inc. - no par
   value; shares authorized 200; issued and
   outstanding 100                                    250,000        250,000
Major Subaru, Inc. - no par value; shares
   authorized 200; issued and outstanding
   10                                                 150,000              -
-----------------------------------------------------------------------------
                                                     $730,100       $580,100
=============================================================================

                                            Major Chevrolet, Inc. and Affiliates


                                          Notes to Combined Financial Statements

--------------------------------------------------------------------------------



   11. Commitments                      At December 31, 1996, the Company is
                                        committed to make minimum annual lease
                                        payments as follows:


                                        ----------------------------------------
                                        1997                        $   692,000
                                        1998                            614,000
                                        1999                            608,000
                                        2000                            608,000
                                        2001                            608,000
                                        Thereafter                    2,934,000
                                        ========================================

                                        Rent expense under real property
                                        operating leases approximated $961,000
                                        and $751,000 for the years ended
                                        December 31, 1996 and 1995,
                                        respectively.

                                        The Company has a line of credit
                                        totaling $1,500,000 with Chrysler Credit
                                        Corporation. The credit facility is used to secure vehicles exported overseas by General Motors on behalf of the Company. None of the line of credit has been used as of December 31, 1996.



   12.   Governmental                   Substantially all of the Company's
         Regulations                    facilities are subject to Federal, state
                                        and local regulations relating to the
                                        discharge of materials into the
                                        environment. Compliance with these
                                        provisions has not had, nor does the
                                        Company expect such compliance to have,
                                        any material effect on the financial
                                        condition or results of operations of
                                        the Company. Management believes that
                                        its current practices and procedures for the control and disposition of such wastes comply with applicable Federal and state requirements.



   13. Litigation                       Various claims and lawsuits arising in
                                        the normal course of business are
                                        pending against the Company. The results of such litigation are not expected to have a material or adverse effect on the Company's combined financial position or results of operations.

                                            Major Chevrolet, Inc. and Affiliates


                                          Notes to Combined Financial Statements

--------------------------------------------------------------------------------



   14. Subsequent Events                The Company has entered into a joint
                                        venture subsequent to the year-end. The
                                        venture is with an out-of-state Ford
                                        dealership, the purpose of which is to
                                        purchase Ford fleet vehicles for resale.

Independent Auditors' Report
   on Supplemental Material



Our audits of the basic combined financial statements included in the preceding section of this report were performed for the purpose of forming an opinion on those statements taken as a whole. The supplemental material in the following section of this report is presented for purposes of additional analysis and is not a required part of the basic combined financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic combined financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic combined financial statements taken as a whole.




Certified Public Accountants



New York, New York

August 14, 1997

                                            Major Chevrolet, Inc. and Affiliates


                                                         Combining Balance Sheet

--------------------------------------------------------------------------------


December 31, 1996
------------------------------------------------------------------------------------------------------------------------------

                                                                    Major            Major Subaru,         Major Dodge,
                                                               Chevrolet, Inc.            Inc.                 Inc.
------------------------------------------------------------------------------------------------------------------------------
Assets
Current:
   Cash and cash equivalents                                      $    107,172             $  27,931        $      72,775
   Certificates of deposit                                                   -                     -              350,000
   Trade receivables                                                 2,361,280                75,378              552,027
   Inventories                                                      13,723,359               702,241            9,283,682
   Notes receivable                                                    637,166                     -                    -
   Prepaid expenses and other current assets                                 -                     -               40,308
------------------------------------------------------------------------------------------------------------------------------
              Total current assets                                  16,828,977               805,550           10,298,792
Property, plant and equipment, less
   accumulated depreciation and
   amortization                                                         57,561                77,123              225,707
Other assets:
   Security deposits                                                     7,815                 3,050                2,055
   Due from affiliates                                               1,450,191                59,641              134,102
------------------------------------------------------------------------------------------------------------------------------
                                                                   $18,344,544              $945,364          $10,660,656
==============================================================================================================================

                          [RESTUBBED FROM TABLE ABOVE]

December 31, 1996
--------------------------------------------------------------------------------------------------------------------------
                                                                                   Eliminations             Major
                                                               Major CPJE,           decrease          Chevrolet, Inc.
                                                                  Inc.              (increase)          and Affiliates
--------------------------------------------------------------------------------------------------------------------------
Assets
Current:
   Cash and cash equivalents                                     $   142,359        $           -          $    350,237
   Certificates of deposit                                           434,612                    -               784,612
   Trade receivables                                                 725,505            1,513,586             5,227,776
   Inventories                                                     5,173,489                    -            28,882,771
   Notes receivable                                                        -                    -               637,166
   Prepaid expenses and other current assets                          29,712                    -                70,020
--------------------------------------------------------------------------------------------------------------------------
              Total current assets                                 6,505,677            1,513,586            35,952,582
Property, plant and equipment, less
   accumulated depreciation and
   amortization                                                      344,391                    -               704,782
Other assets:
   Security deposits                                                   1,025                    -                13,945
   Due from affiliates                                             1,148,218          (2,792,152)                     -
--------------------------------------------------------------------------------------------------------------------------
                                                                  $7,999,311         $(1,278,566)           $36,671,309
==========================================================================================================================

                                            Major Chevrolet, Inc. and Affiliates


                                                         Combining Balance Sheet

--------------------------------------------------------------------------------

December 31, 1996
--------------------------------------------------------------------------------------------------------------------------------

                                                                         Major            Major Subaru,       Major Dodge,
                                                                    Chevrolet, Inc.           Inc.                Inc.
--------------------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
   (Capital Deficit)
Current:
   Customer deposits                                                    $ 1,124,611           $        -         $   138,768
   Accounts payable                                                       1,519,508              124,982             242,704
   Accrued expenses                                                         414,168               29,758             165,709
   Due to affiliates                                                              -              213,213             700,609
   Notes payable on vehicle floor plan                                   14,318,893              563,901           9,650,933
--------------------------------------------------------------------------------------------------------------------------------
                Total current liabilities                                17,377,180              931,854          10,898,723
Loans payable to stockholders                                               425,000               50,000              89,060
Notes payable - other - noncurrent                                                -                    -              10,476
--------------------------------------------------------------------------------------------------------------------------------
                Total liabilities                                        17,802,180              981,854          10,998,259
--------------------------------------------------------------------------------------------------------------------------------
Commitments
Stockholders' equity (capital deficit):
   Common stock                                                              89,000              150,000             250,000
   Additional paid-in capital                                               176,700                    -                   -
   Retained earnings (deficit)                                              285,564            (186,490)           (587,603)
--------------------------------------------------------------------------------------------------------------------------------
                                                                            551,264             (36,490)           (337,603)
   Less:   Treasury stock - 89 shares; Class B,
              $100 par                                                      (8,900)                    -                   -
--------------------------------------------------------------------------------------------------------------------------------
                Total stockholders' equity
                   (capital deficit)                                        542,364             (36,490)           (337,603)
--------------------------------------------------------------------------------------------------------------------------------
                                                                        $18,344,544            $ 945,364         $10,660,656
================================================================================================================================

                          [RESTUBBED FROM TABLE ABOVE]

December 31, 1996
----------------------------------------------------------------------------------------------------------------------------
                                                                                       Eliminations            Major
                                                                   Major CPJE,           decrease         Chevrolet, Inc.
                                                                       Inc.             (increase)        and Affiliates
----------------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
   (Capital Deficit)
Current:
   Customer deposits                                                 $         -        $           -        $  1,263,379
   Accounts payable                                                       77,293                    -           1,964,487
   Accrued expenses                                                      139,399                    -             749,034
   Due to affiliates                                                     364,744          (1,278,566)                   -
   Notes payable on vehicle floor plan                                 6,764,475                    -          31,298,202
----------------------------------------------------------------------------------------------------------------------------
                Total current liabilities                              7,345,911          (1,278,566)          35,275,102
Loans payable to stockholders                                            100,000                    -             664,060
Notes payable - other - noncurrent                                        10,476                    -              20,952
----------------------------------------------------------------------------------------------------------------------------
                Total liabilities                                      7,456,387          (1,278,566)          35,960,114
----------------------------------------------------------------------------------------------------------------------------
Commitments
Stockholders' equity (capital deficit):
   Common stock                                                          250,000                    -             739,000
   Additional paid-in capital                                                  -                    -             176,700
   Retained earnings (deficit)                                           292,924                    -           (195,605)
----------------------------------------------------------------------------------------------------------------------------
                                                                         542,924                    -             720,095
   Less:   Treasury stock - 89 shares; Class B,
              $100 par                                                         -                    -             (8,900)
----------------------------------------------------------------------------------------------------------------------------
                Total stockholders' equity
                   (capital deficit)                                     542,924                    -             711,195
----------------------------------------------------------------------------------------------------------------------------
                                                                      $7,999,311         $(1,278,566)         $36,671,309
============================================================================================================================

                                            Major Chevrolet, Inc. and Affiliates


               Combining Statement of Operations and Retained Earnings (Deficit)

--------------------------------------------------------------------------------

Year ended December 31, 1996
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          Major
                                                               Major       Major Subaru,  Major Dodge,  Major CPJE,  Chevrolet, Inc.
                                                          Chevrolet, Inc.      Inc.           Inc.          Inc.      and Affiliates
------------------------------------------------------------------------------------------------------------------------------------
Revenue:
   Sales                                                   $83,366,616      $5,593,199    $24,588,384   $30,533,379   $144,081,578
   Cost of sales                                            74,330,311       5,208,053     22,101,872    27,736,616    129,376,852
------------------------------------------------------------------------------------------------------------------------------------
              Gross profit                                   9,036,305         385,146      2,486,512     2,796,763     14,704,726
Operating expenses                                           7,656,493         402,805      2,286,566     2,380,954     12,726,818
Interest expense                                             1,219,078          37,462        234,499       184,163      1,675,202
------------------------------------------------------------------------------------------------------------------------------------
              Operating income (loss)                          160,734        (55,121)       (34,553)       231,646        302,706
Other income (loss)                                             43,033          50,104        (4,134)        29,937        118,940
------------------------------------------------------------------------------------------------------------------------------------
              Income (loss) before income taxes                203,767         (5,017)       (38,687)       261,583        421,646
Income taxes                                                    54,047             625          1,350        49,951        105,973
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                              149,720         (5,642)       (40,037)       211,632        315,673
Retained earnings (deficit), beginning of year                 135,844       (180,849)      (447,566)       181,293      (311,278)
S corporation distributions                                          -               -      (100,000)     (100,000)      (200,000)
------------------------------------------------------------------------------------------------------------------------------------
Retained earnings (deficit), end of year                   $   285,564      $(186,491)    $ (587,603)   $   292,925   $  (195,605)
====================================================================================================================================